FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 001-38757

For the month of June 2019

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome

Chuo-ku, Tokyo 103-8668

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Corporate Governance Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 14, 2019	By:	/s/ Takashi Okubo
Takashi Okubo
Global Head of Investor Relations

Corporate Governance Report

14th June, 2019

Takeda Pharmaceutical Company Limited

https://www.takeda.com

I.	Basic Views on Corporate Governance and Basic Information on Capital Structure, Corporate Profile and Other Matters

1. Basic Views	Update

Takeda’s mission is to “strive towards Better Health and Brighter Future for people worldwide through leading innovation in medicine.” In line with this mission, Takeda is establishing a management framework appropriate for a R&D-driven biopharmaceutical company that operates on a global scale. We are strengthening internal controls, including rigorous compliance and risk management, and establishing a structure that will allow rapid decision-making that is also sound and transparent. Through these efforts, we will further improve our corporate governance, thereby maximizing corporate value.

[Reasons for Non-compliance with the Principles of the Corporate Governance Code]

The Company is in compliance with all of the principles of the Corporate Governance Code (effective as of 1st June, 2018).

[Disclosure Based on the Principles of the Corporate Governance Code]	Update

This report covers every principles that should be disclosed under the Corporate Governance Code by addressing each principle according to its item number.

(1)	Company objectives, business strategies, and business plans

a.	Company objectives and business strategies…Principle 3.1 (i)

Please refer to the Company website on the “Corporate Philosophy” page and the quarterly results and the presentation materials on the “Investor Information” page for details on the Company’s objectives and business strategies:

Corporate Philosophy:

https://www.takeda.com/who-we-are/corporate-philosophy/

Investor Information:

https://www.takeda.com/investors/

b.	Business plans …Principle 3.1 (i)

Please refer to the quarterly results and the presentation materials on the ‘‘Investor Information’’ page of the Company website (link above) for the latest information on FY19 Management Guidance (underlying revenue growth, underlying Core Earnings margin and Underlying Core EPS).

c.	Basic views and guidelines on corporate governance… Principle 3.1 (ii)

Please refer to “Basic Views” in Part I section 1 of this report.

(2)	Securing the Rights and Equal Treatment of Shareholders

d.	General shareholder meeting

•

The Company sends a notice of convocation of its Ordinary General Meeting of Shareholders three weeks prior to the day of the meeting and discloses it on its website so that shareholders have sufficient time to review the agenda of the meeting.

•

The Company translates the full text of the notice of convocation into English. The Company utilizes an electronic platform for voting so that institutional and foreign investors can execute their voting rights easily.

e.	Cross-Shareholdings…Principle 1.4

•

The Company only holds a minimum number of shares of other companies with which it has business relationships. About such shareholdings, the Company assesses whether or not each shareholding contributes to the corporate value of the Company group by considering the Company’s mid-to-long term business strategy, and comparing benefits of such ownership (dividends, business transactions, expected returns from strategic alliance, etc.) with the Company’s cost of capital. As a result of the review, the Company divests shares from applicable shareholdings that are deemed to be of little significance after taking the financial strategy and market environment into consideration.

•

The Company makes a decision on the exercise of voting rights regarding cross-shareholding after comprehensively reviewing whether the proposal makes a positive contribution to shareholder value as well as the value of issuing companies. The Company will object to any proposals that are deemed detrimental to shareholder value or corporate governance of issuing companies.

f.	Related Party Transactions…Principle 1.7

•

The Company investigates the existence of related party transactions such as transactions involving Directors and their close relatives through methods including seeking direct confirmation from Directors.

•

The Company has procedures that comply with the provisions of the Companies Act on competitive and conflict-of-interest transactions by the Director. In addition, the transactions by the Director’s close family members and by Takeda Executive Team member (TET) and his/her close family members require the approval of the Board of Directors.

•

Transactions such as investments in, and loans and guaranties provided to subsidiaries/affiliated companies require the approval of Business Review Committee or other decision-making bodies depending on the amount of the investment, loan, or guarantee.

•

In addition to the above, the Company will investigate any unusual transactions between the Company and affiliated companies and undertake in advance the accounting, consider the disclosure of such transactions, confirm whether the value of the transaction is significant, and, where the amounts are significant, monitor the content and conditions of such transactions on a quarterly basis.

•

As stipulated in the Financial Instruments and Exchange Act, the Company considers any shareholder who holds 10% or more of the voting rights of all shareholders (excluding those specified by the Cabinet Office Ordinance) as a “major shareholder”. Although the Company has no “major shareholders” at present, the Company will apply the above procedures to any “major shareholders” in the future.

(3)	Appropriate Cooperation with Stakeholders Other Than Shareholders

•

The Company takes into account the interests of various stakeholders including patients, customers, employees, clients, creditors, local communities, and shareholders in order to improve long-term corporate value.

(4)	Ensuring Appropriate Information Disclosure and Transparency

•

The Company makes timely and appropriate disclosures in a fair, detailed, and understandable manner to keep all shareholders informed in accordance with applicable laws including the Companies Act, the Financial Instruments and Exchange Act and the U.S. Exchange Act as well as the Financial Instruments Exchange rules in Japan and rules and regulations of U.S. Securities and Exchange Commission (“SEC”).

•

The Company promptly discloses financial and non-financial information including ESG information beneficial to stakeholders such as shareholders in addition to the information required by laws and regulations.

(5)	Responsibilities of the Board

g.	Roles of the Board… Supplementary Principle 4.1.1

•

The Board focuses on discussing and resolving of strategic or particularly important matters such as the establishment of and amendments to the Company group’s corporate philosophy as well as important management policies and plans such as mid- to long-term strategies and corporate plans. In addition, the Board delegates responsibilities for decision-making regarding some of the important business decisions to the management under the Company’s Articles of Incorporation. The Board of Directors Bylaws specify the matters for resolution by the Board. In addition to deliberation and resolution of the matters, the Board is responsible for the supervision of business executed by Directors.

•

As to the aforementioned matters delegated to the management, specifically, they are delegated to the Business Review Committee (which is responsible for general management matters), the Portfolio Review Committee (which is responsible for R&D and product-related matters), and the Risk, Ethics and Compliance Committee (which is responsible for risk management, business ethics and compliance matters) respectively. The Board supervises the management’s execution of these matters through the reports of the aforementioned committees.

•

Matters not requiring the approval of the aforementioned committees are delegated to the TET (which consists of the President & CEO and the function heads of the Takeda Group who report directly to the President & CEO) based on Takeda Group’s Management Policy (T-MAP) and Takeda aims for agile and efficient decision-making across the group.

h.	Composition of the board…Supplementary Principle 4.11.1

•

In order to strengthen supervisory functions and further deliver objectivity and transparency through the deliberations, Independent External Directors comprise a majority of the Board of Directors of the Company. The Company has 15 Directors (including four Directors who are Audit and Supervisory Committee Members), of which 11 are Independent External Directors (including three Independent External Directors who are Audit and Supervisory Committee Members) at the time of writing. The Board is chaired by an Independent External Director.

•	The Company makes appropriate Director appointments, and constitutes the Board based on the following principles:

•

Appoint individuals from inside and outside the Company irrespective of nationality or gender who can contribute to the balance of knowledge, experience, and capacity needed for governance of the Company’s global operations.

•

The Board shall be a size that allows effective and agile decision-making and appropriate supervision of management (the Company’s Articles of Incorporation limit the maximum number of Directors who are not Audit and Supervisory Committee Members to 12 and Directors who are Audit and Supervisory Committee Members to four).

i.	Policies and procedures in the nomination of directors… Principle 3.1 (iv), (v)

•

The Company nominates candidates for Directors who are not Audit and Supervisory Committee Members (excluding candidates for External Directors) considering, among other things, whether they possess ample experience adequate for overseeing the management of Takeda Global as a whole, great insight and dignity required of a directorship position, demonstrated competencies or high-level performance required of business managers and embodied “Takeda-ism” at a high level.

•

The Company nominates candidates for Directors who are Audit and Supervisory Committee Members (excluding candidates for External Directors) among those who have outstanding integrity and assume a firm attitude in carrying out duties in all circumstances and have a wide range of expertise and/or knowledge that guarantees sound audit for Takeda’s global operations.

•

The board of directors selects candidates for members of the Board of Directors. The Nomination Committee (advisory committee to the Board of Directors) chaired by an External Director with the majority of members being External Members, ensures the appropriateness of the candidate. Candidates for External Directors are elected based on the “Internal criteria for independence of External Directors (Refer to II.1. Independent Directors)”. Candidates for Directors who are Audit and Supervisory Committee Members are nominated by the Board of Directors, after obtaining agreement of Audit and Supervisory Committee.

•

Regarding the reappointment of director candidates, the Company has internal rules that define the criteria for not re-appointing the current directors and if the criteria are met, the Board of Directors will determine that such director will not be reappointed as a candidate after consultation with the Nomination Committee.

•

The profiles and reasoning of individual appointments of nominated Director candidates are disclosed in the “Notice of Convocation of Ordinary General Meeting of Shareholders” and the Securities Report.

j.	Remuneration of the Directors, etc. … Principle 3.1 (iii)

•	Please refer to the “Policies determining the amount of remuneration or the method for calculating remuneration” in Part II section 1 of this report.

k.	Independent Directors… Principle 4.9, Supplementary Principle 4.11.2

•

The Company has established its “Internal criteria for independence of External Directors” to ensure such Directors are of a character that we believe is truly important for realizing the common interests of the shareholders.

•	Please refer to the “Internal Criteria for Independence of External Directors of the Company” under the title of “Independent Directors” in Part II section 1 of this report.

•

Concurrent director positions of External Directors at other organizations are stated in the “Notice of Convocation of Ordinary General Meeting of Shareholders” and the Securities Report. In addition, the Company believes the concurrent holding of these positions does not prevent External Directors from allocating sufficient time and attention to perform the roles and duties of their offices.

l.	Director Training… Supplementary Principle 4.14.2

•

The Company provides necessary information about the Company (Takeda-ism, governance, business strategies etc.), industry trends and legal responsibilities (duty of care, duty of loyalty etc.) to Directors when they take office. Also, the Company conducted the training to the Directors regarding the applicable laws and regulations for listing on the New York Stock Exchange, the Company’s compliance program and the Corporate Integrity Agreement concluded by Shire and the Office of Inspector General in the United States, etc. The Company continues to provide useful information and learning opportunities etc. even after Directors take office.

•	In addition to continually providing information about Takeda and the pharmaceutical industry to External Directors, the Company also provides study sessions and site visits as appropriate.

•	The Company bears the expenses for all training.

m.	Board Effectiveness… Supplementary Principle 4.11.3

•

An evaluation of the performance and effectiveness of the Board of Directors is conducted at least once a year in principle by third party organizations in such a way that the individual opinions of the Directors are easily obtained. All Directors individually complete a questionnaire and/or are individually interviewed. Based on the results of the evaluation, the Board of Directors analyzes and evaluates the effectiveness thereof and acts on any opportunities for improvement.

(6)	Dialogue with Shareholders… Principle 5.1

•

Takeda has a structure in place to continue “purposeful dialogue” with shareholders on topics including corporate governance, measures addressing environmental and social issues, corporate strategy, capital policy, business performance, and business risk from a long-term perspective with transparency and fairness, which enables the Company to build strong relationships of trust with its shareholders who share with the company the common interest of realizing “sustainable growth of corporate value”.

•

The Chief Financial Officer (CFO) is responsible for overall engagement with shareholders, and the Global Head of Investor Relations (IR) in the Global Finance department is accountable for operational IR activities. When planning and conducting meetings with shareholders, the Head of IR determines the meeting style and Takeda participants (which may include the President & CEO, the CFO, or other senior management), taking into consideration the objectives and impact of the meeting, and the characteristics of each shareholder.

•

The IR team promotes dialogue with shareholders by collecting necessary information from various internal divisions such as finance, R&D, and commercial, and devising ways of effective communication to shareholders through close collaboration with these divisions.

•

Takeda continues to enhance activities aiming to deepen the shareholders’ understanding about topics including the Company’s management policy, corporate governance, measures addressing environmental and social issues, strategies, and current business status. With respect to engagement with institutional investors, in addition to one-on-one meetings, Takeda holds quarterly earnings conferences and hosts IR Day events that focus on topics of high shareholder interest. Information about these events is disclosed to individual investors through postings on the IR section of corporate website, and Takeda also holds company presentation meetings specifically for individual investors. Presentation video and a message from the President & CEO are also posted on the website.

•

Shareholders’ interests and concerns which are raised during dialogue with the Company are shared with the senior management and are utilized for business analysis and for considering the optimal way of disclosing information.

•

When engaging in communication with shareholders, Takeda appropriately manages insider information in compliance with internal rules, and fairly and timely discloses that information. In advance of earnings announcements, Takeda implements a “silent period”, during which no communication with shareholders regarding earnings information is permitted.

(7)	Company’s measures for Corporate Pension Funds as the Managing Organization... Principle 2.6

•

Takeda Pharmaceutical Pension Association is administered by the designated or selected expert staff mainly in the areas of HR and Finance, who are knowledgeable about corporate pension and pension fund management. Insights and consulting services from external professionals are taken into consideration in pension fund management policy, as securing long-term pension payment for employees is critically important. In addition, pension fund investment is practically managed by external consigned institutions so that conflicts of interest which could arise between pension fund beneficiaries and companies are appropriately managed, as the Company shall not be involved with directing pension fund investment or exercising the voting rights. Company is mindful of potential impact to financial conditions as well as of maximizing benefits for participants and beneficiaries in Takeda’s corporate pension program, periodically monitoring the pension fund condition in the asset management committee or flexibly changing the portfolio strategy.

•

In operating the Corporate Pension Funds, the Company carefully considers the importance that pension fund management plays in potentially impacting employees’ stable asset formation and the company’s financial conditions. The Company continues to strengthen its system to fulfil its responsibilities as an asset owner.

2.	Capital Structure

Foreign Shareholding Ratio: More than 30% (as of end of March 2019)

[Status of Major Shareholders]	Update

Name / Company Name	Number of Shares Owned	Percentage (%)
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS	118,250,244	7.56
The Master Trust Bank of Japan, Ltd. (Trust account)	109,549,100	7.00
Japan Trustee Services Bank, Ltd. (Trust account)	85,405,000	5.46
Nippon Life Insurance Company	35,360,385	2.26
Japan Trustee Services Bank, Ltd. (Trust account 5)	34,260,400	2.19
JP Morgan Chase Bank 380055	30,324,364	1.94
SSBTC CLIENT OMNIBUS ACCOUNT	26,787,230	1.71
State Street Bank West Client-Treaty 505234	24,672,918	1.58
STATE STREET BANK AND TRUST COMPANY 505001	23,775,434	1.52
Japan Trustee Services Bank, Ltd. (Trust account 1)	22,797,800	1.46

Controlling Shareholder (except for Parent Company): None

Parent Company: N/A

3.	Corporate Attributes

Listed Stock Market and Market Section		Tokyo 1st Section, Nagoya 1st Section, Sapporo Existing Market, Fukuoka Existing Market

Fiscal Year-End		End of March

Type of Business		Pharmaceuticals

Number of Employees (consolidated) as of the End of the Previous Fiscal Year		More than 1,000 persons

Sales (consolidated) as of the End of the Previous Fiscal Year		More than 1 trillion Yen

Number of Consolidated Subsidiaries as of the End of the Previous Fiscal Year	Update	300 companies or more

4.	Policy on Measures to Protect Minority Shareholders in Conducting Transactions with Controlling Shareholder

—

5. Other Special Circumstances which may have Material Impact on Corporate Governance	Update

The Company completed the acquisition of Shire plc on 8th January, 2019 and integrated its decision making process into the Takeda’s governance system at that date.

II.	Business Management Organization and Other Corporate Governance Systems regarding Decision-making, Execution of Business, and Oversight in Management

1.	Organizational Composition and Operation

Organization Form: Company with Audit and Supervisory Committee

[Directors]

Maximum Number of Directors Stipulated in Articles of Incorporation	16 persons

Term of Office Stipulated in Articles of Incorporation (Directors who are members of the Audit and Supervisory Committee)	2 years

Term of Office Stipulated in Articles of Incorporation (Directors who are NOT members of the Audit and Supervisory Committee)	1 year

Chair of the Board Meeting	Independent External Director

Number of Directors	15 persons

Election of External Directors	Elected

Number of External Directors	11 persons

Number of Independent Directors	11 persons

External Directors’ Relationship with the Company (1)

Name	Attribute	Relationship with the Company (*1)
		a	b	c	d	e	f	g	h	i	j	k
Masahiro Sakane	Coming from another company
Olivier Bohuon	Coming from another company
Ian Clark	Coming from another company
Yoshiaki Fujimori	Coming from another company
Steven Gillis	Coming from another company
Emiko Higashi	Coming from another company
Michel Orsinger	Coming from another company
Toshiyuki Shiga	Coming from another company
Shiro Kuniya	Attorney-at-law
Koji Hatsukawa	Certified public accountant
Jean-Luc Butel	Coming from another company

*1	Categories for “Relationship with the Company

a.	Executive of the Company or its subsidiaries

b.	Non-executive Director or executive of a parent company of the Company

c.	Executive of a fellow subsidiary company of the Company

d.	A party whose major client or supplier is the Company or an executive thereof

e.	Major client or supplier of the listed company or an executive thereof

f.	Consultant, accountant or legal professional who receives a large amount of monetary consideration or other property from the Company besides compensation as a Director/Auditor

g.	Major shareholder of the Company (or an executive of the said major shareholder if the shareholder is a legal entity)

h.	Executive of a client or supplier company of the Company (which does not correspond to any of d, e, or f) (the Director himself/herself only)

i.	Executive of a company, between which and the Company External Directors/Corporate Auditors are mutually appointed (the Director himself/herself only)

j.	Executive of a company or organization that receives a donation from the Company (the Director himself/herself only)

k.	Others

External Directors’ Relationship with the Company (2)	Update

Name	Designation as Independent Director	Supplementary Explanation of the Relationship	Reasons for Appointment (If designated as Independent Director, reasons for designation)
Masahiro Sakane	✓	N/A

Mr. Masahiro Sakane has been appointed as an External Director as of June 2014. He proactively expresses his opinions at the Board of Directors meetings by leveraging his ample experience as company top management. He facilitates Board of Directors meetings as the chairperson since June 2017 as well as leads meetings by External Directors, which contributes to the making of fair and appropriate decisions and securing sound management in the Company. He attended 12 of the 12 meetings of the Board of Directors in the fiscal year 2018. He has also contributed as chairperson of the Nomination Committee of the Company to provide objectivity and transparency in the Director candidate selection process.

His ownership of the Company’s share is immaterial (as of June 2019), and there are no personnel, capital, business or other special relationship between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because there is no risk of conflict with the interests of the Company’s general shareholders as he executes his duties as an External Director.

Olivier Bohuon	✓	N/A

Mr. Olivier Bohuon served as an External Director of Shire and has sufficient expertise in Shire’s portfolio and its related therapeutic areas. Previously, he has held key positions in healthcare companies in Europe and the U.S. and has a deep insight into the management of global healthcare businesses based on his ample experience. He has remarkable expertise in the area of marketing in the overall healthcare business.

He has been appointed as an External Director as of January 2019. He contributes to the making of fair and appropriate decisions and securing sound management in the Company. After his appointment, he attended 1 of the 2 meetings of the Board of Directors in the fiscal year 2018.

There are no personnel, capital, business or other special relationship between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because there is no risk of conflict with the interests of the Company’s general shareholders as he executes his duties as an External Director.

Name	Designation as Independent Director	Supplementary Explanation of the Relationship	Reasons for Appointment (If designated as Independent Director, reasons for designation)
Ian Clark	✓	N/A

Mr. Ian Clark served as an External Director of Shire and has sufficient expertise in Shire’s portfolio and its related therapeutic areas. Previously, he has held key positions in healthcare companies in Europe and the U.S. and has a deep insight into the management of global healthcare businesses based on his ample experience. He has remarkable expertise in marketing in the area of oncology and the operation of the science and technology division of a healthcare company.

He has been appointed as an External Director as of January 2019. He contributes to the making of fair and appropriate decisions and securing sound management in the Company. After his appointment, he attended 1 of the 2 meetings of the Board of Directors in the fiscal year 2018.

There are no personnel, capital, business or other special relationship between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because there is no risk of conflict with the interests of the Company’s general shareholders as he executes his duties as an External Director.

Yoshiaki Fujimori	✓	N/A

Mr. Yoshiaki Fujimori has been appointed as an External Director as of June 2016. He proactively expresses his opinions at the Board of Directors meetings by leveraging his ample experience as company top management, which contributes to the making of fair and appropriate decisions and securing sound management in the Company. He attended 12 of the 12 meetings of the Board of Directors in the fiscal year 2018. He actively participates in the discussions at the Compensation Committee based on his experience as top management of a global operating company, providing objectivity and transparency in the Company’s compensation plan for Directors.

His ownership of the Company’s share is immaterial (as of June 2019), and there are no personnel, capital, business or other special relationship between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because there is no risk of conflict with the interests of the Company’s general shareholders as he executes his duties as an External Director.

Steven Gillis	✓	N/A

Mr. Steven Gillis served as an External Director of Shire and has sufficient expertise in Shire’s portfolio and its related therapeutic areas. Previously, he has held key positions in healthcare companies in Europe and the U.S. and has a deep insight into the management of global healthcare businesses based on his ample experience. He has remarkable expertise, with a Ph.D. in Biological Sciences, in the area of healthcare businesses for immunological therapy.

He has been appointed as an External Director as of January 2019. He contributes to the making of fair and appropriate decisions and securing sound management in the Company. After his appointment, he attended 2 of the 2 meetings of the Board of Directors in the fiscal year 2018.

There are no personnel, capital, business or other special relationship between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because there is no risk of conflict with the interests of the Company’s general shareholders as he executes his duties as an External Director.

Name	Designation as Independent Director	Supplementary Explanation of the Relationship	Reasons for Appointment (If designated as Independent Director, reasons for designation)
Emiko Higashi	✓	N/A

Ms. Emiko Higashi has been appointed as an External Director as of June 2016. She proactively expresses her opinions at the Board of Directors meetings by leveraging her ample experience and wide expertise on healthcare, technology and financial industries, which contributes to the making of fair and appropriate decisions and securing sound management in the Company. She attended 12 of the 12 meetings of the Board of Directors in the fiscal year 2018.

She has also contributed as a member of the Nomination Committee of the Company to provide objectivity and transparency in the Director candidate selection process.

There are no personnel, capital, business or other special relationship between her and the Company. The Company deemed that she is highly independent and designated her as an Independent Director of the Company because there is no risk of conflict with the interests of the Company’s general shareholders as she executes her duties as an External Director.

Michel Orsinger	✓	N/A

Mr. Michel Orsinger has been appointed as an External Director as of June 2016. He proactively expresses his opinions at the Board of Directors meetings by leveraging his ample experience as top management of major western healthcare companies, which contributes to the making of fair and appropriate decisions and securing sound management in the Company. He attended 12 of the 12 meetings of the Board of Directors in FY18.

There are no personnel, capital, business or other special relationship between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because there is no risk of conflict with the interests of the Company’s general shareholders as he executes his duties as an External Director.

Toshiyuki Shiga	✓	N/A

Mr. Toshiyuki Shiga has been appointed as an External Director as of June 2016. He proactively expresses his opinions at the Board of Directors meetings by leveraging his ample experience as company top management as well as his expertise in general industries in Japan, which contributes to the making of fair and appropriate decisions and securing sound management in the Company. He attended 12 of the 12 meetings of the Board of Directors in FY18. As chairperson, he actively led discussions at the Compensation Committee by expressing opinions based on his experience as a top executive of a global operating company, providing objectivity and transparency in the Company’s compensation plan for Directors.

His ownership of the Company’s share is immaterial (as of June 2019), and there are no personnel, capital, business or other special relationship between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because there is no risk of conflict with the interests of the Company’s general shareholders as he executes his duties as an External Director.

Name	Designation as Independent Director	Supplementary Explanation of the Relationship	Reasons for Appointment (If designated as Independent Director, reasons for designation)
Shiro Kuniya	✓	The Company receives advice, etc., on legal matters as needed from other lawyers working at Oh-Ebashi LPC & Partners, the law firm where Shiro Kuniya works concurrently, but the proportion of the annual value of those transactions to the sales of the Company and of Oh-Ebashi LPC & Partners is less than 1% in both cases. In addition, there is no advisory contract between the Company and Oh-Ebashi LPC & Partners.

Mr. Shiro Kuniya has wide-ranging experience and expertise in the area of corporate and international legal affairs as a lawyer. He has also contributed as a member of the Nomination Committee of the Company to provide objectivity and transparency in the Director candidate selection process.

He has served as External Corporate Auditor since June 2013, and an External Director who is the Head of Audit and Supervisory Committee since June 2016. He has contributed in the realization of the mission of Audit and Supervisory Committee: to ensure the sound and continuous growth of the Company, realize the creation of mid- and long-term corporate value, and establish a good corporate governance system that accommodates society’s trust. He attended 12 of the 12 meetings of the Board of Directors in FY18.

His ownership of the Company’s share is immaterial (as of June 2019), and there are no personnel, capital, business or other special relationship between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because there is no risk of conflict with the interests of the Company’s general shareholders as he executes his duties as an External Director.

Koji Hatsukawa	✓	N/A

Mr. Koji Hatsukawa has wide-ranging experience and expertise in the area of corporate finance and accounting as a certified public accountant.

He has served as an External Director who is an Audit and Supervisory Committee Member since June 2016. He has contributed in the realization of the mission of Audit and Supervisory Committee: to ensure the sound and continuous growth of the Company, realize the creation of mid-and long-term corporate value, and establish a good corporate governance system that accommodates society’s trust. He attended 12 of the 12 meetings of the Board of Directors in FY18.

His ownership of the Company’s share is immaterial (as of June 2019), and there are no personnel, capital, business or other special relationship between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because there is no risk of conflict with the interests of the Company’s general shareholders as he executes his duties as an External Director.

Jean-Luc Butel	✓	N/A

Mr. Jean-Luc Butel has ample experience as top management of major western healthcare companies.

He has served as an External Director who is an Audit and Supervisory Committee Member since June 2016. He has contributed in the realization of the mission of Audit and Supervisory Committee: to ensure the sound and continuous growth of the Company, realize the creation of mid- and long-term corporate value, and establish a good corporate governance system that accommodates society’s trust. He attended 9 of the 10 meetings of the Board of Directors in FY18. He didn’t join 2 extraordinary meetings of Board of Directors, they were held only for discussing the acquisition of Shire, in order to avoid a conflict of interest as he was a shareholder of Shire.

There are no personnel, capital, business or other special relationship between him and the Company. The Company deemed that he is highly independent and designated him as an Independent Director of the Company because there is no risk of conflict with the interests of the Company’s general shareholders as he executes his duties as an External Director.

Voluntary Establishment of Committee(s) Corresponding to Nomination Committee or Remuneration Committee: Established

Committee’s Name, Composition, and Attributes of Chairperson

Nomination Committee

Name	Nomination Committee
Number	4 persons
Chairperson	External Director
Member	2 External Directors and 1 Internal Director

Compensation Committee

Name	Compensation Committee
Number	3 persons
Chairperson	External Director
Member	1 External Director and 1 Internal Director

Supplementary Explanation	Update

The Nomination Committee and the Compensation Committee were established as advisory bodies to the Board of Directors. The committees serve to ensure transparency and objectivity in decision-making processes and results relating to personnel matters for Directors (appropriateness of criteria and procedures for appointment and reappointment and succession planning and management) as well as results relating to the compensation system (appropriateness of levels of compensation for the Directors, performance targets within the Director bonus system and bonuses based on business results).

The majority of each committee members must be External Members (External Directors or external experts). Furthermore, at least one Director who is an Audit & Supervisory Committee member must be assigned to each committee and each committee must be chaired by an External Director. The member composition is as follows.

•	Nomination Committee: Masahiro Sakane (Chairperson), Christophe Weber, Emiko Higashi and Shiro Kuniya

•	Compensation Committee: Toshiyuki Shiga (Chairperson), Yoshiaki Fujimori and Yasuhiko Yamanaka

In the fiscal year 2018, the Compensation Committee and the Nomination Committee were held six and three times with all members participating in each meeting, respectively (as of the end of March 2019). Regarding the activities in the fiscal year 2018, the Compensation Committee reviewed and discussed the goal and results of performance-linked compensation, the alignment of the compensation policy to the achievement of the company’s medium- and long-term plans and to the business environment, the amount of compensation for directors, etc., and the committee further provided guidance to the Board of Directors. Regarding the activities in the fiscal year 2018, the Nomination Committee discussed directors’ candidates and succession plan of director’s candidates and the committee further provided guidance to the Board of Directors.

[Supervisory Committee]

Committee’s Composition and Attributes of Chairperson

	All Committee Members	Full-time Members	Internal Directors	External Directors	Chairperson
Audit and Supervisory Committee	4	1	1	3	External Director

Appointment of Directors and/or Staff to Support the Audit and Supervisory Committee	Appointed

Matters Related to the Independence of Such Directors and/or Staff from Executive Directors

To support the operations and serve as the secretariat for the Audit and Supervisory Committee, the Audit and Supervisory Committee Office was established. The Audit and Supervisory Committee secures number of staffs devoted to the committee as required. Personnel matters with respect to the members of the Audit and Supervisory Committee Office are handled by agreement between Directors and the Audit and Supervisory Committee.

Cooperation among Supervisory Committee, Accounting Auditors and Internal Audit Departments

(Cooperation between Supervisory Committee and Accounting Auditors)

The Audit and Supervisory Committee receives directly from Accounting Auditors the reports on audit plans, the audit structure/system and audit results for each business year, and the Audit and Supervisory Committee and Accounting Auditors closely cooperate with each other by exchanging information and opinion as necessary.

(Cooperation between Supervisory Committee and Internal Audit Division)

Based on the status of development and operation of the internal control system, the Audit and Supervisory Committee works in close cooperation with Internal Audit Division to which the Audit and Supervisory Committee has the authority to give instructions, and conduct a systematic audit utilizing the information derived therefrom.

(Relationship between Supervisory Committee and Internal Control Promoting Department)

The Audit and Supervisory Committee closely cooperates with divisions responsible for the internal control function such as compliance, risk management and accounting/finance, etc. and utilize information from these divisions to enable effective audits and supervision by the Audit and Supervisory Committee.

[Independent Directors]

Number of Independent Directors	11 persons

Independent Directors

The Company has set the “Internal Criteria for Independence of External Directors” as follows, and elected all External Directors who meet these criteria as Independent Directors.

<Internal Criteria for Independence of External Directors of the Company>

The Company will judge whether an External Director has sufficient independence against the Company with the emphasis on his/her meeting the following quality requirement, on the premise that he/she meets the criteria for independence established by the financial instruments exchanges.

The Company believes that such persons will truly meet the shareholders’ expectations as the External Directors of the Company, i.e., the persons who can exert strong presence among the diversified members of the Directors and of the Company by proactively continuing to inquire the nature of, to encourage improvement in and to make suggestions regarding the important matters of the Company doing pharmaceutical business globally, for the purpose of facilitating impartial and fair judgment on the Company’s business and securing sound management of the Company. The Company requires such persons to meet two or more of the following four quality requirements to be an External Director:

(1)	He/She has advanced insights based on the experience of corporate management;

(2)	He/She has a high level of knowledge in the area requiring high expertise such as accounting and law;

(3)	He/She is well versed in the pharmaceutical and/or global business; and

(4)	He/She has advanced linguistic skill and/or broad experience which enable him/her to understand diverse values and to actively participate in discussion with others.

[Incentives]

Incentive Policies for Directors	Adoption of performance-based remuneration system

Please refer to the “Directors’ Compensation Policy” attached at the end of this report.

[Director Remuneration]	Update

Disclosure of Individual Directors’ Remuneration	Partially disclosed individually

Disclosure of Policy on Determining Remuneration Amounts and Calculation Methods: Annual Securities Report

The total amounts of remuneration (including the amount of base salary and cost postings relating to the stock compensation), etc., for Directors for fiscal year 2018 are as follows.

Directors who are not Audit and Supervisory Committee Members (Twelve Directors): 1,411 million JPY

(Eight External Directors among the above Directors: 178 million JPY)

Directors who are Audit and Supervisory Committee Members (Four Directors): 137 million JPY

(Three External Directors among the above Directors: 87 million JPY)

(Notes)

1.    Include a Director, who is not an Audit and Supervisory Committee Member and retired from the office on 31st May, 2018.

2.    The total amounts of compensation, etc. for Directors who are not Audit and Supervisory Committee Members above include the following basic compensation and cost postings relating to the stock compensation. These amounts do not include the salaries that Directors, who also work as employees, receive as employee portions of their compensation, and the bonuses.

[1]    The basic salary is a fixed amount depending on each position, and its total amount per month is no more than 150 million JPY (within this amount, no more than 30 million JPY per month is for External Directors) (based on a resolution of the 140th Ordinary General Meeting of Shareholders held on 29th June, 2016).

[2]    The cost posting relating to stock compensation is the value posted during fiscal year 2018 (963 million JPY, which includes 61 million JPY for External Directors). The stock compensation is based on the resolution of the 140th Ordinary General Meeting of Shareholders held on 29th June, 2016. The upper limit of the amount contributed for that stock compensation and the number of the stocks to be granted are as follows:

(a)    Stock compensation granted to Directors who are neither External Directors nor Audit and Supervisory Committee Members (excluding Directors residing overseas)

         Upper limit of 2.7 billion JPY per year for three consecutive fiscal years (the upper limit of the number of the stocks to be granted is calculated by dividing the amount of the above-mentioned upper limit by the closing price of the stocks of the Company at the Tokyo Stock Exchange on a predetermined day of each fiscal year)

(b) Stock compensation granted to External Directors who are not Audit and Supervisory Committee Members

         Upper limit of 0.3 billion JPY (the upper limit of the number of the stocks to be granted is calculated by dividing the amount of the above-mentioned upper limit by the closing price of the stocks of the Company at the Tokyo Stock Exchange on a predetermined day of each fiscal year)

3.    As the proposal for the “Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members” will be proposed at 143rd Ordinary General Meeting of Shareholders held on 27th June, 2019 and if it is approved as proposed, the Directors’ bonuses, included among the compensation, etc., for Directors who are not Audit and Supervisory Committee Members for fiscal year 2018, will be paid within the amount set forth in the said proposal. Directors’ bonuses are calculated depending on each position based on the Company’s financial results (achievement of key performance indicators such as the consolidated revenue, Core Earnings and Core EPS). Based on the report of the Compensation Committee, the actual payment amount of bonuses was resolved at the meeting of the Board of Directors held after the 142nd Ordinary General Meeting of Shareholders.

4.    The total amounts of compensation, etc. for Directors who are Audit and Supervisory Committee Members include the following basic compensation and cost postings relating to the stock compensation.

[1]    The basic compensation is a fixed amount depending on each portion, and its total amount per month is no more than 15 million JPY (based on a resolution of the 140th Ordinary General Meeting of Shareholders held on 29th June, 2016).

[2]    The cost posting relating to stock compensation is the value posted during fiscal year 2018 (40 million JPY). This stock compensation is based on a resolution of the 140th Ordinary General Meeting of Shareholders held on 29th June, 2016, for which no more than 200 million JPY will be contributed in the fiscal year for two consecutive fiscal years. The upper limit of the number of the stocks to be granted is calculated by dividing the amount of the above-mentioned upper limit by the closing price of the stocks of the Company at the Tokyo Stock Exchange on a predetermined day of each fiscal year.

Policies determining the amount of remuneration or the method for calculating remuneration	Exist

Policies disclosed determining the amount of remuneration or the method for calculating remuneration

The company has formulated the “Directors Compensation Policy (attached at the end of the report)”, and based on this policy and the decision-making process, the Directors’ Compensation Level and Mix are determined.

[Supporting System for External Directors]

Takeda provides, in a timely manner, relevant information about important management-related matters to External Directors to help them make informed decisions. Explanations of the summary of topics to be discussed at board meetings are also provided in advance. The CEO Office is responsible for coordination with External Directors who are not Audit and Supervisory Committee Members. Information needed for activities such as auditing in the Audit and Supervisory Committee are shared with External Directors who are Audit and Supervisory Committee Members. To support the operation and serve as secretariat for the Audit and Supervisory Committee, the Audit and Supervisory Committee Office with dedicated staff was established.

[Status of persons who have retired from a position such as Representative Director and President]

Name and details of Corporate Counselors, Advisors, etc., who have formerly served in posts such as Representative Director and President etc., of the Company

Name	Title/ Position	Duties	Work Form/ Conditions (Full-time/ Part-time, Remunerated or not etc.)	Date of retirement as President etc.	Term
Yasuchika Hasegawa	Corporate Counselor	(*) Noted in “Other Matters”	Part-time, No remuneration substantially	26th June, 2015	2 years

Total Number of Corporate Counselors, Advisors, etc., who have formerly served in posts such as Representative Director and President, etc., of the Company	1 person

Other Matters

•	We have introduced company regulations relating to the position of Corporate Counselors. We abolished the advisor system in July 2017.

•	The appointment of a Corporate Counselor is a matter decided by the President and CEO and any such appointment must be reported to the Board of Directors.

•

The remuneration for Mr. Hasegawa is only the health insurance equivalent (approximately 1.9 million JPY / year) as of 1st July, 2018, so the Company does not pay any remuneration substantially to him. He is not provided with a company vehicle or with a dedicated executive assistant.

•

The date of retirement as Representative Director is stated in “Date of retirement as President, etc.” in the table above. (The date of retirement as the Chairman of the Company (without representation right) and assumption as the Corporate Counselor is 28th June, 2017.)

(*) Duties of Mr. Hasegawa

•

To maintain some important positions outside of the Company until the end of his tenure (e.g. June 2019 - Chairman of Trilateral Commission Asia Pacific Group). (These positions were assumed when he was President and Chairman of the Company, and Chairman of the Japan Association of Corporate Executives.)

•	To transfer the network of contacts established by him to the current management team, and to contribute to the stable operation of the business by the current management team.

•

To provide advice based on his experience in accordance with the needs of the current management team. He has no authority to access management information such as Board documents and is not involved at all in company business decision.

2.	Matters on Functions of Business Execution, Auditing, Oversight, Nomination and Remuneration Decisions (Overview of

Current Corporate Governance System)	Update

At Takeda, the Board of Directors determines the fundamental policies for the Group, and TET executes management and business operations in accordance with their decisions. Transparency of the Board of Directors is achieved through audits conducted by the Audit and Supervisory Committee. The External Directors ensure optimal business execution free of the pharmaceutical industry mindset. Moreover, in order to respond to management tasks that continue to diversify, the Company shall establish the TET consisting of President & CEO and members who manage and supervise each function of the Takeda Group, and also establish the Business Review Committee (which is responsible for general management matters), the Portfolio Review Committee (which is responsible for R&D and products related matters), and the Risk, Ethics & Compliance Committee (which is responsible for risk management, business ethics and compliance matters) that review important matters to ensure agility and flexibility of business execution and deeper cooperation among the various functions.

Board of Directors

Takeda has given its Board of Directors the primary functions of observing and overseeing business execution as well as decision-making for strategic or particularly important matters regarding company management. The Board of Directors consists of 15 Directors (including one female), including 11 External Directors, eight Japanese and seven non-Japanese, and meets in principle eight times per year to make resolutions and receive reports on important matters regarding management. Twelve Board of Directors meeting were held in fiscal year 2018 and all Internal Directors who took office at the end of fiscal year 2018 attended all meetings. (Please refer to Table ‘External Directors’ Relationship with the Company (2)’ in Section II.1.[Directors] about the attendance of External Directors.) The Board is chaired by an Independent External Director to increase independency of the Board. To ensure the validity and transparency of the decision-making process for the election of Director’s candidates and compensation of Directors, Takeda established a Nomination Committee and a Compensation Committee, in which the majority of the members are External Directors and one of the External Directors is the chairman of each committee, as advisory committees to the Board.

Supervisory Committee’s Audit

The Audit and Supervisory Committee ensures its independency and effectiveness, in line with “Rules of Audit and Supervisory Committee’s Audit, etc.” The Committee conducts audits of directors’ performance of duties and performs any other duties stipulated in laws and regulations and in the articles of incorporation.

Internal Audit

The Group Internal Audit and the Corporate EHS (environment, health and safety) department in the Global Manufacturing & Supply division conduct a regular internal audit of each function of the Company and each group company based on the “Group Internal Audit Charter” and “Global Policy and Guideline on EHS”, respectively.

Takeda Executive Team (TET)

The TET consists of the President & CEO and 19 function heads who report directly to the President & CEO. Please refer to the following website.

Link: https://www.takeda.com/who-we-are/company-information/executive-leadership/

Business Review Committee

The Business Review Committee consists of TET members. In principle, it holds a meeting twice a month to discuss and make decisions on important matters concerning corporate management and business execution.

Portfolio Review Committee

The Portfolio Review Committee consists of TET members and the heads of R&D core functions. In principle, it holds a meeting two to three times a month. The Portfolio Review Committee is responsible for ensuring that Takeda’s portfolio is optimized to achieve the organization’s strategic objectives, and determines the composition of the portfolio by reviewing and approving R&D investments in portfolio assets. In addition to determining which assets and projects will be funded, the Portfolio Review Committee defines how investments will be resourced.

Risk, Ethics & Compliance Committee

The company renamed Audit, Risk and Compliance Committee to Risk, Ethics & Compliance Committee to improve risk management in more effective manner and modified the committee structure, roles and responsibility, etc., in May 2019. The Risk, Ethics & Compliance Committee consists of TET members and Head of Internal Audit and inviting relevant senior managements and subject matter experts including Chief Accounting Officer and Corporate Controller, Heads of Risk Management and Business Continuity, Chief Information Security Officer and Representative of relevant compliance matters, etc. In principle, it holds a meeting once a quarter to discuss and make decisions on important matters concerning risk management, business ethics and compliance matters.

Accounting Audit

KPMG AZSA LLC was appointed as the accounting auditor of the Company at the Company’s general shareholders’ meeting. The Company’s accounting was audited by the following two certified public accountants from KPMG AZSA LLC: Mr. Koichi Kohori (consecutive auditing period: five years,) and Mr. Naohiro Nishida (consecutive auditing period: four years). These two certified public accountants were supported by 21 other certified public accountants and 55 other individuals.

The Audit and Supervisory Committee makes decisions, such as the reappointment or non-reappointment of the Accounting Auditor, after assessing the audit quality, quality control and independence of the Accounting Auditor.

Liability Limitation Agreement

The Company has executed agreements with Non-Executive Directors stating that the maximum amount of their liabilities for damages as set forth in Article 423, Paragraph 1 of the Companies Act shall be the amount provided by law.

3.	Reasons for Adoption of Current Corporate Governance System

The Company became a Company with Audit and Supervisory Committee based on the resolution at the Ordinary General Meeting of Shareholders held on 29th June, 2016. We aim for increased transparency and independency of the Board, and further enhancement of the corporate governance, through establishing the systems of audit and supervision conducted by the Audit and Supervisory Committee and increasing the proportion of the number of External Directors and the diversity of the Board. The governance structure also enables us to enhance the separation of business execution and supervision by delegating decision-making authority to Directors, which realizes further agility in decision-making and helps the Board of Directors focus more on discussions of business strategies and particularly important business matters.

III.	Implementation of Measures for Shareholders and Other Stakeholders

1.	Measures to Vitalize the General Shareholder Meetings and Smooth Exercise of Voting Rights

Early Notification of General Shareholder Meeting	The notice is dispatched three weeks prior to the day of the meeting. In addition, Takeda strives to disclose the notice earlier than the dispatch of it on the Company website and other websites, including that of the administrator of the shareholder’s register, Mitsubishi UFJ Trust and Banking Corporation.

Scheduling Annual General Shareholder Meetings Avoiding the Peak Day	Takeda avoids to its General Meeting of Shareholders on a date that set by many Japanese companies. However, the meeting date is decided by the availability of venue as well as administrative schedule.

Allowing Electronic Exercise of Voting Rights	Takeda shareholders have been able to exercise voting rights by electronic means since the General Meeting of Shareholders held in June 2007.

Participation in Electronic Voting Platform	Takeda has been utilizing the electronic voting platform operated by Investors Communications Japan, Inc. (ICJ) since the General Meeting of Shareholders held in June 2007.

Providing Convocation Notice in English	To encourage shareholders to vote, Takeda publishes the Japanese and English versions of the notice of convocation on its website and other websites, including that of the administrator of the shareholder’s register, Mitsubishi UFJ Trust and Banking Corporation.

Other	Takeda organizes the General Meeting of Shareholders using presentation materials in a format that is easy for shareholders to understand, including the use of slide and video presentations by the President & CEO to explain performance and business policies.

2. IR Activities	Update

	Supplementary Explanations	Presentation made by senior management
Preparation and Publication of Disclosure Policy	The disclosure of final accounts and quarter accounts require an approval from Board of Directors and other disclosure materials require an approval from Business Review Committee. The Company has established “Rules for Global External Communications” as a basic rule for information disclosure, and “Global Press Release and Related Materials Approval Standard Operating Procedure” that specify the functions within Takeda with responsibility for press release disclosure, and the relevant communication channels and procedures, respectively.

Regular Investor Briefings for Individual Investors	During fiscal year 2018, Takeda’s department responsible for IR organized company presentations aimed at retail investors. Such presentations were held five times across Japan with support from securities companies and the securities exchange.	No

	Supplementary Explanations	Presentation made by senior management
Regular Investor Briefings for Analysts and Institutional Investors	In principle, Takeda holds earnings release conferences twice a year on the same days as the full-year and second quarter results announcement. These events include financial results and a Q&A session in which participants can address questions directly to senior management. Conference calls are held when the quarterly results for the first and third quarters are released. These also include presentations of results and the opportunity to question senior management directly.	Yes

Regular Investor Briefings for Overseas Investors	Conference calls are held in English on the release of the quarterly and annual results. Conference call participants have the opportunity to ask questions to senior management directly. R&D Days were held in September 2018 in Tokyo and in October 2018 in Boston, which provided an overview of Takeda’s R&D strategy and key pipeline in development. Takeda invited overseas investors to these events, provided conference call lines, and streamed live and on-demand webcast.	Yes

Posting of IR Materials on Website

URL : https://www.takeda.com/

Materials available on the website: Quarterly financial statements, supplemental information of pipeline, presentation materials used in earnings release conferences, sustainable value reports, notices of convocation of ordinary general meetings of shareholders, IR conference materials, notices of resolutions, and others.

Establishment of Department and/or Manager in Charge of IR	Department responsible for IR: Global Finance, IR

3. Measures to Ensure Due Respect for Stakeholders	Update

Supplemental Explanation
Stipulation of Internal Rules for Respecting the Position of Stakeholders	Takeda’s mission of “striving towards Better Health and Brighter Future for people worldwide through leading innovation in medicine” expresses a commitment to make a positive contribution to patients and healthcare professionals through pharmaceuticals. The Takeda’s Values, which encompasses Takeda-ism and its four key priorities (Patient, Trust, Reputation, Business), clearly indicate the Company’s emphasis on the importance addressing needs of variety of its stakeholders including patients. Moreover, the Takeda Global Code of Conduct provides ethical guidelines for employees to respect the perspectives of stakeholders.

Implementation of Environmental Activities, CSR Activities etc.

Environmental protection activities: Takeda engages in these activities from a medium to long-term perspective, based on “Global Policy on EHS”. The Company’s ongoing efforts to address environmental issues include setting specific targets of “Environmental Action Plan” for global warming countermeasures and waste reduction with a focus on the production and research facilities of Group companies worldwide.

CSR activities: A dedicated CSR team within the Corporate Communications & Public Affairs emphasizes the importance of patient centricity, based on international CSR-related principles and standards such as the Sustainable Development Goals (SDGs) and the United Nations Global Compact.

Development of Policies on Information Provision to Stakeholders	The Company has established “Rules for Global External Communications” as a basic rule for information disclosure, and “Global Press Release and Related Materials Approval Standard Operating Procedure” that specify the functions within Takeda with responsibility for press release disclosure, and the relevant communication channels and procedures, respectively.

Other

The Company will continue to actively appoint diverse members, irrespective of nationality or gender, to the Company’s Board of Directors (fourteen males and one female), with the aim of strengthening systems further so that the Company can reflect viewpoints from multiple perspectives in management decisions. Furthermore, TET consists of diverse members irrespective of nationality or gender (thirteen males and seven females) and takes part in discussions and decision-making on management strategies and other important management and operational matters with respecting the perspectives of various stakeholders.

The Company established a Global Diversity and Inclusion (D&I) statement. In Japan, in order to drive forward D&I, the Company mainly focuses on “Employee diversity” “Career diversity and ownership of own careers” and “Work style diversity”. The Company is introducing and promoting a flexible way of working such as teleworking and the executives delivered messages about flexible workstyles to the employees. As the examples of the indices reflecting the results, the ratio of women in managerial positions in fiscal year 2017 was 8.9%, rising to 10.2% in fiscal year 2018 and the ratio of male employees taking paternity leave remained at high level (72.5% in fiscal year 2018). The Company began initiatives to donate to Company-designated NPO proportionately to the Company’s annual paid leave usage rate. The Company has already achieved the Japanese government target ‘‘70% at 2020’’ (74.2% in fiscal year 2018). The Company is promoting active employment of disabled persons mainly in L.I. Takeda, Ltd., a special subsidiary company, etc. The employment rate of disabled persons is 2.5% as of 1st June, 2018.

IV.	Matters Related to the Internal Control System

Basic Views on Internal Control System and the Progress of System Development	Update

The Company shares its “Corporate Philosophy,” which comprises its “Mission,” “Vision,” “Values” and “Strategic Roadmap” within the entire Takeda Group and puts an effort to promote the creation of a disciplined and sound corporate culture. Based on the abovementioned principle, the Company undertakes to establish the following measures for its internal control system, treating it as an important component of corporate governance that functions alongside risk management. Also, in order to further enhance corporate governance, necessary changes are conducted, including changes to the decision-making system.

(i)	Systems that ensure the appropriateness of operations in the Takeda Group

•

As a “Company with Audit and Supervisory Committee (“ASC”),” a system that enables ASC to effectively perform its duties relating to audit and supervision shall be established and the composition and diversity of the External Directors in the Board of Directors shall be enhanced. Under the appropriate audit and supervision thereof, the Board of Directors shall make highly transparent and objective decisions and, by resolution, delegate authority to the Directors and expedite the management of business.

•

The objectivity and fairness of the appointment of Directors and the compensation paid to them shall be ensured by voluntarily establishing a Nomination Committee and Compensation Committee, as advisory bodies for the Board of Directors, wherein an External Director will serve as the chairperson and external committee members will constitute a majority, respectively. By appointing one or more Directors who are ASC Members as members of such committees, the effectiveness of the ASC’s function of supervising the appointment, etc. of Directors who are not ASC Members and the compensation, etc. paid to them shall be enhanced. By resolution of the Board of Directors, the authority to decide the amount of individual remuneration of Internal Directors who are not ASC Members shall be delegated to the Compensation Committee, through which we have realized a more transparent process in determining individual remuneration.

•

Under the system above, the Board of Directors will (i) decide on the most important matters for the business operation of the Takeda Group, including matters relating to Basic Management Policy and matters relating to internal control, including compliance and risk management, and (ii) discuss business strategy, and monitor and supervise the execution of operations.

•

To strengthen its global business management system, the Company shall establish the TET, which will consist of the President & CEO and the members who manage and supervise each function of the Takeda Group, and also establish a Business Review Committee (which will be responsible for general management matters), a Portfolio Review Committee (which will be responsible for R&D and product related matters), and a Risk, Ethics & Compliance Committee (which will be responsible for risk management, business ethics and compliance matters). These committees will review important matters that will ensure systems through which faster and more flexible work execution and deeper cooperation among the various functions can take place.

•

By resolution of the Board of Directors, decision making authority on matters of important business execution shall be partially delegated to the Directors through decision-making bodies such as the Business Review Committee, Portfolio Review Committee, and Risk, Ethics & Compliance Committee; the Company shall make flexible and efficient decisions.

•

The Company shall clarify the roles and responsibilities of each function based on the T-MAP, which summarizes the business management systems, decision-making systems and operational rules and other important management rules of the Takeda Group. With regard to certain material items, the Company shall oblige each function to propose or report them to the decision making bodies, including the Board of Directors, depending on the materiality of those items. Concurrently, the Company shall delegate a certain level of decision making authority to the President & CEO or to other TET members, and such decision-making authority shall be exercised under proper governance. TET members develop and implement policy manuals (divisional T-MAP) consistent with the T-MAP and establish an adequate internal control structure in the divisions which they oversee.

•

In order to manage and supervise the entire Takeda Group in a cross-sectoral and unified manner, the Company shall maintain Global Policies, etc. (Global Policies mean the rules applied to employees of three or more TET organizations) for the respective operations of specialized functions.

•

With regard to risk management and management of a crisis that has occurred in the Takeda Group, the “Global Risk Management Policy,” and the “Global Crisis Management Policy” respectively lay out the structure of the risk management system including BCP (Business Continuity Plan)s and the crisis management systems of the Takeda Group.

•

The Global Ethics & Compliance division and other divisions in charge of compliance shall disseminate the “Takeda Global Code of Conduct” to all group companies and develop and disseminate compliance programs for all group companies based on that code under the system to promote compliance globally. The Global Ethics & Compliance division shall establish a mechanism with monitoring capabilities to ensure that the Takeda Group’s business activities are in compliance with laws and internal rules. In addition, the Global Ethics & Compliance division and other divisions in charge of compliance shall periodically report to the Risk, Ethics & Compliance Committee and ASC, and report to the Board of Directors as necessary, on the compliance related affairs of the Takeda Group, including those reported through the internal reporting system for whistleblowers.

•

The Group Internal Audit (“GIA”) shall conduct a regular internal audit of each function of the Company and each group company based on the “Group Internal Audit Charter” and report the results thereof to the President & CEO, Board of Directors, and ASC.

•

The Global Finance division shall conduct an evaluation of the status of the development and implementation of the internal control systems for securing the reliability of financial reporting based on the Japanese Financial Instruments and Exchange Act and Cabinet Office Ordinance and the U.S. Sarbanes-Oxley Act. The Global Finance division shall also manage the processes of (i) testing of internal controls over the financial reporting and (ii) implementation of any improvement plans in response to warnings or recommendations.

•

The Global Quality division shall formulate global quality assurance policies, etc., relating to research, development, manufacturing, and post-marketing safety measures and then audit, monitor, and supervise compliance therewith regularly or as necessary.

•

The Corporate EHS establishes the “Global Policy and Guideline on EHS”, etc. and conducts audits regularly or as necessary. Also, it provides support and advice to reduce risks regarding the environment, occupational health and safety.

(ii)	System for retention and management of information in connection with the execution of the duties of Directors

•

The minutes of the meetings of the Board of Directors, requests for and approvals of managerial decisions, and other information concerning the execution of the duties of Directors shall be appropriately retained and controlled in keeping with the term, method and place of retention designated for each category of information, as determined in accordance with the “Policy on Document Control,” in either hard copy or electromagnetic record, and to facilitate ease of inspection.

(iii)	Risk management rules and other systems

•

Based on the “Global Risk Management Policy”, Enterprise Risk Management (ERM) shall be conducted through a five-step approach, which is the identification, assessment, mitigation, reporting, and monitoring and control of the risk, and the systems through which the major potential risks and the mitigation plans thereof, etc. will be reported to the Risk, Ethics & Compliance Committee and the Board of Directors shall be established. Based on the policy with respect to all risk factors, including major potential risks for the Company (Risks relating to research and development, intellectual property rights, sales decrease following patent expirations, adverse effects, price-reduction due to the movements to curtail drug costs, corporate acquisitions, stable supply, and litigation and other legal matters, environment and IT-security and information management, etc., Influence of fluctuations in foreign exchange rates and country risks of the countries and regions in which the Company operates), the person(s) in charge of each function shall control and manage such risk factors in each area under his/her charge using qualitative and quantitative criteria in designing and implementing mid-range and annual plans, and shall take all necessary measures or remedies available to avoid and minimize such risk factors, depending on the degree and content of the risk the Company is exposed to, in compliance with the countermeasures to cope therewith and any contingency plans. In addition, the Company shall design a BCP in response to the business impact level in order to minimize the negative impact on business when risks are realized.

•

In order to prevent and respond to emergency situations, the Company shall establish crisis management systems through the appointment of persons who will be in charge of crisis management, site heads who will lead the incident site and those who will be in charge of site incident management, and shall establish a crisis management committee under the “Policy on Crisis Management.”

(iv)	System that ensures the duties of Directors are executed efficiently

•

A system that ensures the duties of Directors are executed appropriately and efficiently shall be safeguarded through the “Bylaws of Board of Directors” and other internal company regulations relating to authorities and rules for decision-making.

(v)	Systems that ensure Directors and employees comply with laws and regulations and the Company’s Articles of Incorporation in executing their duties

•

In accordance with the “Compliance Promotion Rule” that provides for the basic policies and procedures in relation to the implementation of the compliance program for the ethical and legal requirements of the Company, an Ethics & Compliance Officer position, Compliance Promotion Committee and Compliance Secretariat shall be established to promote the compliance policy of the Company.

•

The Company has established procedures for the receipt, retention, investigation and treatment of concerns and complaints notified through the internal reporting system related to any violations of laws and regulations, Takeda’s Global Code of Conduct, policies or SOPs, including concerns and complaints related to the Company’s accounting, internal accounting controls, or auditing matters. The Company has also established procedures for the confidential, anonymous submission by Takeda employees of all concerns and complaints.

(vi)	System that ensures the audits by the Audit and Supervisory Committee are conducted effectively

Each of the items stated below shall be carried out in accordance with the “Rules of Audit and Supervisory Committee’s Audit, etc.”

•

Full-time ASC Members shall be appointed, and an ASC Office, which will be composed of full-time staff, shall be established to provide secretariat assistance to the ASC Members in the performance of their duties and functions.

•

The ASC shall make efforts to secure the independence of the ASC Office from the person in charge of executing the business, and the effectiveness of instructions from the ASC and personnel matters with respect to the members of the ASC Office shall be handled by agreement between the Directors and ASC.

•

A Director shall inform the ASC of those matters concerning the Company’s basic management policy and plans, and of material matters including the ones involving subsidiaries and affiliated companies (provided, however, that this shall not apply if the ASC Members attend the meeting of the Board of Directors or any other meeting at which such matter is discussed).

•	If a Director becomes aware of a fact that might cause material damage to the Takeda Group, such Director shall, without delay, give notice of such fact to the ASC.

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The ASC shall appoint ASC Members who will have the authority to request Directors and employees to report on matters relating to the performance of their duties and investigate the status of the operations and assets of the Company.

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Based on the status of development and operation of the internal control system, the ASC shall have close communications with the internal audit division, internal control promotion division and Accounting Auditor, to which the ASC shall have the authority to give instructions, and it shall enhance the effectiveness and efficiency of the audit by conducting a systematic audit utilizing the information derived therefrom.

•	The ASC Members shall request the Company to reimburse their costs for performing their duties, and submit a budget to the Company every year.

•

The ASC shall make proposals or state its opinions to the Board of Directors, as necessary, with respect to systems that ensure that any person who makes a report to the ASC and the internal audit divisions, etc., including a report made through the internal reporting system for whistleblowers, would not be subject to any discriminatory treatment on the grounds of such reporting and that the anonymity and confidentiality of such reporting is maintained.

Basic Views on Eliminating Anti-Social Forces

The Company’s basic policy is to eliminate any relationship, including normal transactions, with antisocial forces that pose a threat to the order or safety of civil society. The Company takes the following actions.

•	The Company has built and maintains close cooperative relationships with the supervising police station and specialist external bodies, to proactively collect information on antisocial forces.

•

The Company disseminates information on antisocial forces to relevant divisions in the Company and also to employees as necessary during internal training, etc., in order to implement activities to prevent any damage from antisocial forces.

V.	Other

1.	Adoption of Anti-Takeover Measures

Adoption of Anti-Takeover Measures	Not Adopted

Supplementary Explanation

The Company has not adopted any defense measures against hostile takeovers.

2. Other Matters Relating to Corporate Governance System	Update

Overview of the timely disclosure system

Regarding information disclosure, Chief Accounting Officer and Corporate Controller evaluates a necessity of submission of disclosure material to Tokyo Stock Exchange, New York Stock Exchange and SEC. The disclosure of final accounts and quarter accounts require an approval from Board of Directors and other disclosure materials require an approval from Business Review Committee.

The Company established “Rules for Global External Communications” as a basic rule for information disclosure, and “Global Press Release and Related Materials Approval Standard Operating Procedure” that specify the functions within Takeda with responsibility for press release disclosure, and the relevant communication channels and procedures, respectively. Based on these rules, the Company strives to disclose information in a timely and appropriate manner.

Reference: Schematic Diagram of Takeda’s Corporate Governance System, Including the Internal Control System

Reference: Schematic Diagram of Takeda's Corporate Governance System, Including the Internal Control System General Meeting of Shareholders Appointment/Dismissal/ Appointment/ Appointment/ Reporting Non-reappointment of members Reporting/ Dismissal/ Dismissal of Reporting Statement of opinion Non-reappointment members Reporting of members Nomination Committee Recommendation Board of Directors Auditing Audit and Supervisory Reporting Accounting Compensation Consultation Committee Auditor Committee Chair: External Director Reporting Instruction Discussion/Reporting Appointment and Dismissal of members/ Supervision Instruction President & Chief Executive Officer (CEO) The Group Internal Audit Department Reporting Takeda Executive Team (TET) Business Review Committee Portfolio Review Committee Risk, Ethics and Compliance Committee (Deliberation and decision making on important (Deliberation and decision making on important (Deliberation and decision making on important issues relating to strategy, management and issues relating to R&D and pipelines/on-market issues relating to Risk Management, Business execution) products) Ethics and Compliance) Internal Auditing Discussion/ Execution-related Instruction/ Reporting Supervision Heads of Each Unit and President of the Group Companies

Directors' Compensation Policy The Company's compensation system for Directors has the following guiding principles under the corporate governance code to achieve management objectives: To attract, retain and motivate managerial talents to realize Global One Takeda To improve the Company's mid- and long-term performance and leverage awareness of contributions toward increasing corporate value To be closely linked with company performance, highly transparent and objective To support a shared sense of profit with shareholders and improve the managerial mindset focusing on shareholders To encourage Directors to challenge and persevere in line with the values of Takeda-ism We aim to be competitive not only in Japan but also in the global marketplace to transform into a "Best in Class" global pharmaceutical company. Directors' compensation should be competitive in the global market consisting of major global companies. Specifically, the global market refers to a "global executive compensation database" developed on the basis of professional survey data with the addition of compensation data from the US, UK and Switzerland, where we need to be competitive with other major pharmaceutical companies. 3-1. Directors who are not Audit & Supervisory Committee Members (excluding External Directors) The compensation of Directors who are not Audit & Supervisory Committee Members (excluding External Directors) consists of "Basic Compensation", which is paid as a fixed amount, and "Performance-based Compensation", which is paid as a variable amount based on company performance, etc. "Performance-based Compensation" further consists of a "Bonus" to be paid based on the consolidated financial results, etc. for each fiscal year, and a "Long-term Incentive Plan (stock compensation)" linked with long-term financial results over a 3-year period and with Takeda's share price. To increase corporate value in the mid and long term and to better align the incentives of Takeda's Directors with Takeda's shareholders, the ratio of Long-term Incentive will be gradually increased in the Performance-based Compensation in future. Eventually, the targets will be changed to 100% of Basic Compensation for "Bonus" and 200% to 400% or more of Basic Compensation for "Long-term Incentive", reflecting the common practice of global companies. Increases in Basic Compensation will be minimized, while Long-term Incentives will be increased. Basic Compensation Bonus Long-term Incentive Plan (stock compensation) 100% of Basic Compensation 200% to 400% or more of Basic Compensation* Fixed Performance-based Compensation*Ratio of Long-term Incentive to Basic Compensation is determined according to Director's role. 1Guiding Principles 2 Level of Compensation 3 Compensation Mix Standard Directors who are not Audit & Supervisory Committee Members (excluding External Directors) Compensation Mix Model

3-2. Directors who are Audit & Supervisory Committee Members and External Directors The compensation of Directors who are Audit & Supervisory Committee Members and External Directors consists of Basic Compensation, which is paid as a fixed amount, and Long-term Incentive (stock compensation). The stock compensation is not linked to financial performance results but only to share price. The stock compensation will vest upon retirement/resignation. No bonus is available for this category of Director. The current compensation mix is "Basic Compensation" and "Long-term Incentive", which is a maximum of 40% of the Basic Compensation. Basic Compensation Long-term Incentive Plan (stock compensation) Maximum of 40% of the Basic Compensation Fixed 4-1. Directors who are not Audit & Supervisory Committee Members (excluding External Directors) For Directors who are not Audit & Supervisory Committee Members (excluding External Directors) a Long-term Incentive Plan similar to Performance Share and Restricted Stock is in place to strengthen the link between compensation and company performance and the share price, and enhance commitment to increasing corporate value in the mid and long term. Performance indicators used for the Long-term Incentive will be linked with the latest mid- to long-term performance objectives such as consolidated revenue, operating free cash flow, EPS and R&D targets, etc., as transparent and objective indicators. The variable range is from 0% to 200% (100% at target), based on performance achievement. Bonuses will be paid based on performance achievement of annual goals. Bonuses will be paid in the range of 0% to 200% (100% at target) in accordance with the achievement of performance indicators such as consolidated revenue, core earnings and EPS, etc., established for a single fiscal year. 4-2. Directors who are Audit & Supervisory Committee Members and External Directors The Long-term Incentive (stock compensation) for Directors who are Audit & Supervisory Committee Members and External Directors is not linked to financial performance results but only to share price. The stock compensation will vest upon resignation/ retirement. Standard Directors who are Audit & Supervisory Committee Members and External Directors Compensation Mix Model 4 Performance-based Compensation

Whole Picture of Directors' Compensation Directors who are not Directors who are Audit and Supervisory Committee Audit and Supervisory Committee Members Internal External Internal External Directors Basic Compensation Bonus *1 *2 Long-term Incentive Plan Performance based (*3) (stock compensation) Not linked to performance results (*3) (*4) (*4) (*4) (Vesting timings) *1 Varies from 0% to 200%, depending upon the degree of achievement, etc. of the performance indicators such as consolidated revenue, core earnings, EPS, etc., established for a single fiscal year. *2 Varies from 0% to 200%, depending upon the degree of achievement, etc. in relation to consolidated revenue, free cash flow, EPS, R&D targets, etc. over 3 years *3 During term of office *4 Upon resignation/retirement Performance-based Long-term Incentive Plan (stock compensation) Image FY (X) FY (X+1) FY (X+2) FY (X+3) FY (X+4) FY (X+5) Vest Performance evaluation period shares Vest Performance evaluation period shares Vest Performance evaluation period shares The Compensation Committee has been established with an External Director as its Chairperson and with the majority of members being External Directors, to serve as an advisory organization for the Board of Directors to ensure the appropriateness of Directors' compensation, etc. and the transparency in its decision-making process. The level of compensation, compensation mix and performance-based compensation (Mid- and Long-term Incentives and Bonus programs) for Directors are reviewed by the Compensation Committee before resolution by the Board of Directors. The guiding principles for Director compensation will be revised to develop compensation programs based on Directors' accountabilities and responsibilities, as well as to develop compensation programs that create shareholder value in alignment with Takeda-ism. 5 Compensation Governance